Exhibit 99.1

                            [Third Point Letterhead]


VIA ELECTRONIC AND OVERNIGHT MAIL
---------------------------------

February 16, 2007

Mr. Paul G. Van Wagenen
Chairman, President & Chief Executive Officer
Pogo Producing Company
5 Greenway Plaza, Suite 2700
Houston, TX   77046

Dear Mr. Van Wagenen:

Entities advised by Third Point LLC ("Third Point") hold 4,615,000 common shares of Pogo Producing Company ("Pogo" or the "Company"), representing 7.9% of the common shares outstanding.

We have reviewed the operating and financial results for 2006 and guidance for 2007 released yesterday. We were hopeful that the results and guidance would reflect the improvement in operations that you projected on October 24, 2006 during your third quarter earnings conference call (the "Call"). Needless to say, we are disappointed by the results but not surprised--given the Company's sad history of failing to meet projections.

During the Call you projected fourth quarter production of between 85,000 and 90,000 barrels of oil equivalent per day ("boepd"). You further projected production would ramp from the then current rate of 87,000 boepd to a 2006 year-end exit rate of 95,000 to 100,000 boepd. Actual fourth quarter production of 84,400 boepd was not only below your prior projections but implies that production actually declined from the date of the Call through the end of the year.

Unfortunately production was not the only disappointment in the financial results. The $4.39 per thousand cubic feet equivalent ("mcfe") you reported for 2006 drill bit reserve replacement is appalling and emblematic of the Company's poor capital allocation decisions during your tenure. What we find particularly perplexing, however, is that after announcing on the Call a 10% increase in capital spending to $880 million for 2006, by year's end spending had increased a further $64 million to $944 million. Not only does Pogo allocate capital poorly, but it seems unable to operate within its stated budgets.

While we are disappointed in the results achieved under your leadership, we continue to believe the Company's assets are valuable and under-utilized. Hiring Goldman, Sachs & Co. and TD Securities Inc. to help the Company explore strategic alternatives is a positive step, but we have no faith in the current board's ability to oversee such a process.

Mr. Paul G. Van Wagenen
February 16, 2007
Page 2 of 2


Accordingly, as we advised you in our letter dated December 1, 2006, we intend to conduct a proxy contest at the 2007 annual meeting of shareholders that will allow us to elect new directors comprising a majority of the Company's board of directors. We will provide formal notice of our director slate and specific proposals in a forthcoming communication.

Sincerely,

/s/ Daniel S. Loeb
Chief Executive Officer